K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

 August 16, 2023

VIA EDGAR

Mr. David L. Orlic

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Beacon Funds (File Nos. 033-11387 and 811-04984)
Post-Effective Amendment No. 405 to the Registration Statement on Form N-1A

Dear Mr. Orlic:

The following are the responses by and on behalf of the American Beacon Funds (“Registrant”) to the comments received from you by telephone on July 18, 2023, regarding Post-Effective Amendment No. 405 (“PEA No. 405”) to the Registrant’s registration statement on Form N-1A (“Registration Statement”), pertaining to the American Beacon AHL Multi-Alternatives Fund (the “Fund”), a series of the Registrant, which was filed with the Securities and Exchange Commission (“SEC”) on June 1, 2023. Your comments and the Registrant’s responses are set forth below. The Registrant believes that the responses below fully address all of the comments of the SEC staff (“Staff”). Defined terms used but not defined herein have the respective meanings assigned to them in PEA No. 405.

1.	Please submit a draft of the Registrant’s response letter to the Staff at least five business days prior to the effective date of the revised Registration Statement when it is filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“Rule 485(b)”).

The Registrant will submit to the Staff a draft of the Registrant’s response letter at least five days prior to filing the revised Registration Statement with the SEC pursuant to Rule 485(b).

2.	The “Principal Investment Strategies” section of the Fund Summary states that the Subsidiary may invest in pooled investment vehicles, including open-end investment companies. Please include in the Fund’s fee table a line item reflecting acquired fund fees and expenses (“AFFEs”), if, in the aggregate, the investments of the Fund and the Subsidiary in open-end investment companies is expected to equal or exceed 0.01% of the Fund’s net assets.

The Registrant confirms that acquired fund fees and expenses, in the aggregate, resulting from investments of the Fund and the Subsidiary in open-end investment companies is not expected to equal or exceed 0.01% in its current fiscal year.

Securities and Exchange Commission

August 16, 2023

3.	In the “Principal Risks” section of the Fund Summary, please reorder the risks to discuss the most significant risks prior to the less significant risks. After the Fund’s most significant risks are listed, the remaining risks may be listed in alphabetical order. See ADI 2019-08 – Improving Principal Risks Disclosure.

Item 4(b) of Form N-1A requires a fund to “summarize the principal risks of investing in the [f]und.” Item 4(b) of Form N-1A does not prescribe the order in which a fund’s principal risks must be listed. The Registrant believes that listing the Fund’s principal risks in alphabetical order is a straightforward approach that enables investors to easily identify the location of a particular risk factor. Therefore, at the present time, the Registrant respectfully declines to reorder the Fund’s principal risks to discuss the most significant risks prior to the less significant risks. The Registrant notes that the first paragraph of the “Principal Risks” section of the Fund Summary includes the following disclosure:

“The principal risks of investing in the Fund listed below are presented in alphabetical order and not in order of importance or potential exposure. Among other matters, this presentation is intended to facilitate your ability to find particular risks and compare them with the risks of other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”

The Registrant understands that proposed amendments to Form N-1A issued by the SEC on August 5, 2020, if they are ultimately adopted by the SEC, would require the disclosure of a fund’s principal risks in order of importance, with the most significant risks appearing first. The Registrant will comply with new requirements upon the effectiveness of any final amendments to Form N-1A adopted by the SEC.

4.	Please confirm to the Staff in correspondence the following regarding the proposed Subsidiary:

(a) The Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act of 1940 (“1940 Act”) and the rules thereunder.

The Registrant confirms that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

(b) The Subsidiary and its board will agree to designate an agent for the service of process in the United States.

Securities and Exchange Commission

August 16, 2023

The Registrant confirms that the Subsidiary and its board of directors will agree to designate an agent for the service of process in the United States.

(c) The Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than the Subsidiary.

The Registrant confirms that the Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than the Subsidiary.

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber
Kathy Kresch Ingber

cc:    Rosemary Behan

Teresa Oxford

Michael Jiang

   American Beacon Advisors, Inc.